NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

ROUGE RESOURCES LTD.

203-409 GRANVILLE STREET
VANCOUVER, BC V6C 1T2

TELEPHONE: 604-831-2739
FACSIMILE: 604-831-2735

N E W S R E L E A S E

Closing of Private Placements

August 28, 2012 – Vancouver, British Columbia. Further to its news releases of January 19, 2012 and March 16, Rouge Resources Ltd. (the “Company”) is pleased to announce that it has closed a brokered private placement financing through Canaccord Genuity Corp. (the “Agent”) of 3,316,000 Units and a non-brokered private placement financing of 752,000 Units for combined gross proceeds of $1,017,000. The Units of the Company were sold at a price of $0.25 per unit, each unit comprising one common share and one transferable share purchase warrant, with each warrant entitling the holder to acquire, for a period of one year from the date of closing, one additional common share at a price of $0.40 per share. The financings have been completed in conjunction with the Company’s listing on the TSX Venture Exchange (the “Exchange”) with trading expected to commence on or about August 30, 2012.

The common shares and Warrants comprising the Units and any common shares issued upon exercise of the Warrants are subject to a four month hold period that expires on December 29, 2012.

A cash commission was paid to the Agent equal to 7% of the gross proceeds raised from the brokered private placement as well as a corporate finance fee of $30,000.

The net proceeds received by the Issuer from the brokered and non-brokered offerings, after deduction of the Agent’s Commission, the corporate finance fee and the balance of the costs to complete the brokered financing, total approximately $892,660. These funds will be allocated to eliminate the Company’s working capital deficiency as at July 31, 2012 ($341,757); to continue exploration activities on the Dotted Lake Property ($226,600); to complete the exclusive option agreement regarding purchase of the adjacent Lampson Lake claims ($25,000); to fund on-going operating expenses for the next 12 months ($197,000); and to supplement unallocated working capital ($102,303). Additional information relating to the Company and its properties is available from documents filed on the Company’s SEDAR website, including the Company’s listing application dated April 25, 2012.

In order to meet the unallocated working capital requirements of the Exchange, a shareholder and director of the Company entered into a Debt Deferral Agreement with the Company to defer approximately $100,000 of shareholder’s loans owed to him by the Company to effectively reduce the Company’s current working capital deficiency and to re-classify such debt as a long term liability. The deferred loan is non-interest bearing, unsecured and is due and payable on or after December 31, 2013.

The Company’s Dotted Lake Property is located in the Thunder Bay Mining Division in north-central Ontario. The Company holds a 100% interest in the original Dotted Lake Property claims and has entered into an option agreement to acquire a 100% interest in the nearby Lampson Lake Property, subject to certain royalties being payable to the optionors. The phase one work program is in the start-up process and is expected to be completed before the end of the year.

In order to increase public distribution of the Company’s securities and as a condition for the Exchange approving the Company’s listing application, a total of 480,000 shares are being distributed through the facilities of the Exchange from the existing holdings of a shareholder to 60 arms-length purchasers. The shareholder selling the shares participated in the brokered private placement.

The securities offered in the private placements have not been registered under the U.S. Securities Act of 1933, as amended, (the “Securities Act”), or any state securities laws, and unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release is being issued pursuant to Rule 135c under the Securities Act, and is neither an offer to sell nor a solicitation of an offer to buy the units, their underlying securities, or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Rouge Resources Ltd.

Rouge Resources Ltd is in the business of acquiring, exploring and, if warranted, developing mineral properties in Canada. The Company is now focused on continuing its exploration program on its 100% owned Dotted Lake Property in north-central Ontario. Additionally, the Company has an exclusive option to acquire mineral exploration interests on the adjacent Lampson Lake Property.

The Company has been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. The Company’s common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the stock symbol ROUGF and are expected to commence trading on the Exchange on or about August 30, 2012 under the trading symbol ROU.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission (www.sec.gov), including the Company’s Form 20-F filed with the SEC on May 30, 2012.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: /s/ Linda Smith
Linda Smith,
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.